FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of June 2005

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On June 8, 2005 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: June 8th, 2005

Exhibit 1

Compugen Announces Diagnostic

Biomarker Collaboration

Compugen and Ortho-Clinical Diagnostics to Jointly Develop Diagnostic Products Based on Compugen Discovered Biomarkers

Tel Aviv, Israel - June 8, 2005 - Compugen Ltd. (Nasdaq: CGEN) announced today a collaboration agreement with Ortho-Clinical Diagnostics, Inc., a Johnson & Johnson company, for the development and commercialization of immunoassay diagnostic markers. Under the agreement, Ortho-Clinical Diagnostics and Compugen will jointly develop diagnostic products based on biomarkers discovered by Compugen. Ortho-Clinical Diagnostics will have worldwide rights for commercialization, with Compugen receiving development milestones and royalties.

During the initial phase of the agreement, Ortho-Clinical Diagnostics will have the right to select up to nine biomarkers for development from Compugen`s continuously growing portfolio, with the parties then collaborating on the initial clinical validation of the selected biomarkers. Under the agreement, successfully validated biomarkers will be developed into products and commercialized by Ortho-Clinical Diagnostics, with Compugen receiving milestone payments and license fees for each commercialized biomarker, in addition to revenue-based royalties.

The collaboration combines Compugen`s unique discovery capability and existing candidate portfolio with Ortho-Clinical Diagnostic`s global development and commercialization strengths. Compugen`s discovery process relies on the comprehensive predictive analysis of the human proteome provided by the company`s LEADS platform. The results of this analysis are utilized with a variety of discovery engines, each designed to identify novel proteins with specific desired characteristics from the vast number predicted by the discovery process.

Mor Amitai, President and Chief Executive Officer of Compugen, commented, "We are very pleased to enter this collaboration with Ortho-Clinical Diagnostics, one of the global leading diagnostics companies.  This transaction is an important commercialization opportunity for us. We look forward to collaborating with Ortho-Clinical Diagnostics in this new arrangement, to identifying novel proteins with specific desired characteristics and to continue  to provide valuable targets for commercialization both to our corporate partners as well as for our own therapeutic development programs."

About Compugen

Compugen is a drug and diagnostic discovery company incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry, and medicine. The Company`s powerful predictive models and discovery engines are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. Compugen has established a small-molecule drug discovery affiliate - Keddem Bioscience, and an agricultural biotechnology affiliate - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

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